July 18, 2019

Alexandria Forbes
Chief Executive Officer
MeiraGTx Holdings plc
430 East 29th Street, 10th Floor
New York, NY 10016

       Re: MeiraGTx Holdings plc
           Registration Statement on Form S-3
           Filed July 17, 2019
           File No. 333-232677

Dear Dr. Forbes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance